ICP Solar Technologies	USA
7075 Place Robert Joncas, Unit 131	CANADA
Montreal, QC Canada H4M 2Z2	EUROPE
Tel : (514) 270-5770	ASIA
Fax : (514) 270-3677	AUSTRALIA
info@icpsolar.com

March 29, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mr. Donald C. Hunt
Attorney - Advisor
Division of Corporation Finance

	Re:	ICP Solar Technologies Inc.
Amendment No.2 to Registration Statement on Form SB-2
Filed February 14, 2007
File No. 333-138693

Dear Mr. Hunt:

This letter supplements our letter to you dated March 16, 2007, which letter was sent in response to the Staff's letter dated March 12, 2007 commenting on Amendment No. 2 to our Registration Statement on Form SB-2 (the "Registration Statement") filed on February 14, 2007. Based upon our conversation on March 26, 2007, we propose to make the additional disclosures set forth below in an Amendment No. 3 to our Registration Statement. Our proposed amendment would also include all of the other additional disclosures set forth in our March 16, 2007 letter, a copy of which is enclosed herewith. We also propose to file a request for acceleration of effectiveness simultaneously with the filing of Amendment No. 3

As per our conversation with you, we are filing the enclosed correspondence supplementally. For your convenience, we have attached hereto a blackline of the cumulative changes we propose to make in Amendment No. 3 to our Form SB-2 including all of the proposed changes in our March 16, 2007 letter.

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 29, 2007

Q. 1 Ownership of ICP and Exchangeco.

A.1 We propose to revise our disclosure on page 32 as follows:

"As a result of the ICP Acquisition, ICP is now held 100% by Exchangeco. The Company owns 100% of the common shares in Exchangeco and the ICP Stockholders own all of the Exchangeable Shares. The ICP Stockholders do not hold any shares of ICP."

Q. 2 Voting rights conferred upon Shareholders of Exchangeco Exchangeable Shares in the event of Fundamental Changes.

A. 2 Pursuant to the Alberta Business Corporations Act (BCA), the holders of non-voting shares are entitled to vote in respect of the following:

(a) an amalgamation of the corporation (Section 183 of BCA)
(b) continuance of an Alberta corporation into another jurisdiction (Section 189 of BCA)
(c) a sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business of the corporation (Section 190 of BCA)
(d) to those changes set out in Section 176(1) of the BCA which affect the rights and privileges of the class of share or dilute the value of the class of share.

We propose to revise our disclosure on page 32 as follows:

"As a result of the ICP Acquisition, ICP is now held 100% by Exchangeco. The Company owns 100% of the common shares in Exchangeco and the ICP Stockholders own all of the Exchangeable Shares. The ICP Stockholders do not hold any shares of ICP. The ICP Stockholders have no voting or participating rights in any of the subsidiaries of the Company, other than the following voting rights as conferred by law in the event of fundamental changes: (i) an amalgamation of Exchangeco; (ii) continuance of Exchangeco into another jurisdiction; (iii) a sale, lease or exchange of all or substantially all of the property of Exchangeco other than in the ordinary course of business (iv) changes as provided for by law which affect the rights and privileges of the class of shares or dilute the value of the class of shares."

Q. 3 Dividends declared on Exchangeable Shares of Exchangeco.

A. 3 Pursuant to Article III-1(a) of Schedule C of the Articles of Incorporation of Exchangeco, dividends can be made to the holders of Exchangeable Shares only upon the declaration of a dividend to the holders of the common shares of the Company and only in an amount equal to the amount of such dividend to the Company's stockholders.

Accordingly, we proposed to add the following sentence to the end of the 6th paragraph on page 34:

"In accordance with the Articles of Incorporation of Exchangeco, dividends will be paid to holders of Exchangeable Shares of Exchangeco only in the event of a declaration of a dividend to the holders of common shares of the Company and only in an amount per Exchangeable Share equal to the amount of the dividend per common share made to the Company's stockholders".

WWW.ICPSOLAR.COM

Mr. Donald C. Hunt
Securities and Exchange Commission
March 29, 2007

Q. 4 Material changes made to the Company's bylaws.

A. 4 We propose to revise our disclosure on page 32, to add the following additional material changes to the bylaws:

10.    Quorum and Voting

The amended bylaws contain a provision whereby a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Articles of Incorporation., except with respect to indemnification questions as provided for in the amended bylaws, for which a quorum shall be one-third of the exact number of directors fixed from time to time in accordance with the Articles of Incorporation,

11.    Removal

The previous bylaws did not provide that a director could be removed by a majority of the directors of the Company. As per the amended bylaws, any director may be removed by (a) the affirmative vote of the holders of a majority of the outstanding shares of the Company then entitled to vote, with or without cause; or (b) the affirmative and unanimous vote of a majority of the directors of the Company, with the exception of the vote of the directors to be removed, with or without cause.

12.    Statute Not Applicable

The amended bylaws provide that the provisions of Nevada Revised Statutes, 78.378 through 78.3793, inclusive, regarding the voting of a controlling interest in stock of a Nevada corporation and sections 78.411 through 78.444 of the Nevada Revised Statutes, inclusive, regarding combinations with interested stockholders, shall not be applicable to the Company.

Very truly yours,

ICP Solar Technologies Inc.

By: /s/ Sass Peress
Sass Peress, President and
Chief Executive Officer

WWW.ICPSOLAR.COM